EXHIBIT 99.1

XORTX Announces Closing of US$5 Million Public Offering

CALGARY, Alberta , May 19, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, announces that it has closed its previously announced public offering of 2,659,574 common shares ("Common Shares") or common shares equivalents in lieu thereof (“Pre-Funded Warrants”) at a purchase price of US$1.88 (the “Offering”).

In connection with the Offering, the Company entered into definitive securities purchase agreements with purchasers to which the Company has issued 183,577 Common Shares and 2,475,997 Pre-Funded Warrants. Each Pre-Funded Warrant will entitle the holder to acquire one common share at an exercise price of $0.0001 per share.

The gross proceeds from the Offering were US$5 million, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, including investor relations related activities. The closing of the Offering remains subject to the final approval of the TSX Venture Exchange.

E.F. Hutton & Co. acted as exclusive placement agent for the Offering and was paid a cash commission of US$200,000, representing a 4% commission.

The Common Shares (and Pre-Funded Warrants in lieu thereof) were issued pursuant to a registration statement on Form F-1 (File No. 333-290512), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2026. The Offering was made only by means of the prospectus forming part of the effective registration statement relating to the Offering. A final prospectus relating to the Offering has been filed with the SEC. Copies of the final prospectus relating to the Offering may be obtained by contacting E.F. Hutton & Co., 745 Fifth Avenue, 34th Floor and PH, New York, NY 10151, or by email at efhcapitalmarkets@efhutton.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at https://www.sec.gov.

A portion of the proceeds of the Offering, in an amount equal to US$2.5 million, will be paid to IR Agency LLC for marketing and advertising services to communicate information about XORTX to the financial community, including but not limited to, creating Company profiles, media distribution and building digital community with respect to XORTX. IR Agency LLC operates out of Newark, New Jersey and is an arm’s length party to XORTX prohibited from acquiring interest in XORTX.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy and recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com	nick@alpineequityadv.com
+1 403 455 7727	+1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws.  These forward-looking statements, include, but are not limited to, the anticipated use of proceeds from the offering and the final approval of the TSX Venture Exchange. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 (File No. 333-290512) filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.